Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hampton Roads Bankshares, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-178640, No. 333-159104, No. 333-139968, No. 333-134583, and No. 333-64346) on Form S-8 of Hampton Roads Bankshares, Inc. of our report dated June 28, 2012, with respect to the statements of assets available for benefits of the VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc. (the Plan) as of December 31, 2011 and 2010, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011), which report appears in the December 31, 2011 annual report on Form 11-K of the VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc.

/s/ KPMG LLP
Norfolk, Virginia
June 28, 2012